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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046126

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 26 2015 WASH. DC

SEC FILE NUMBER
8- 48937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.Bridge-Realvest Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Blvd, Suite 340
(No. and Street)

Woodcliff Lake (City) New Jersey (State) 07624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gilbert Sandler (201) 297-7426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.Bridge-Realvest Securities Corp, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Sen~~ior Vice President
Title

Notary Public

CRISLY MORA
Notary Public
State of New Jersey
My Commission Expires Oct. 11, 2018
I.D.# 2439585

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.BRIDGE-REALVEST SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
A.BRIDGE-REALVEST SECURITIES CORP.

I have reviewed management's statements, included in the accompanying Exemption Report, in which A.Bridge-Realvest Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which A.Bridge-Realvest Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and A.Bridge-Realvest Securities Corp. stated that A.Bridge-Realvest Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. A.Bridge-Realvest Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.Bridge-Realvest Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015

A.BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
A.BRIDGE-REALVEST SECURITIES CORP.

I have audited the accompanying financial statements of A.Bridge-Realvest Securities Corp.. (a Corpration), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. A.Bridge-Realvest Securities Corp.'s management is reponsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of A.Bridge-Realvest Securities Corp. Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of A.Bridge-Realvest Securities Corp.'s financial statements. The supplemental information is the responsibility of A.Bridge-Realvest Securities Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2015

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash			$ 61,779
Security Deposit			740
Total assets			**$ 62,519**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses		$ 5,662	
Total liabilities			**5,662**
STOCKHOLDERS' EQUITY:			
Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20		
Additional paid-in-capital	29,784		
Retained earnings	27,053		
Total stockholders' equity			**56,857**
Total liabilities and stockholders' equity			**$ 62,519**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Fee income		$ 58,091
Interest		175
Total revenue		**58,266**
Expenses:		
Commissions paid registered representatives	$8,000	
Regulatory fees	2,635	
Rent	4,762	
Subscriptions and publications	860	
Office supplies	1,012	
Telephone	5,590	
Professional Fees	10,176	
Marketing expense	3,571	
Entertainment	624	
Travel	5,567	
Insurance	13,426	
Repairs	755	
Other expenses	572	
Total expenses		**57,550**
Net Income		**$ 716**

See notes to financial statements

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2014

Cash flows from operating activities:		
Net Income		$ 716
Changes in operating assets and liabilities:		
Security Deposit	(740)	
Increase in accrued expenses	121	
Total adjustments		(619)
Net cash increase provided by operating activities		97
Cash and cash equivalents-January 1, 2014		61,682
Cash and cash equivalents-December 31, 2014		$ 61,779

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Stockholders' equity, January 1, 2014	$ 56,141
Less: Net Income	716
Stockholders' equity, December 31, 2014	$ 56,857

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. **Nature of Business:**

   The Company became a corporation on January 23, 1995 in the State of New York. The Company operates as a remarketing, indexing and private placement agent for institutional customers.

2. **Summary of significant accounting policies:**

   Income taxes:
   Income taxes are based on the net income of the company.

3. **Net capital requirements:**

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (i).

   As a registered broker-dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater.

   At December 31, 2014, the Company had net capital of $56,117, as reported on page 8 of the audited Form X-17A-5, which was $51,117 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .10 to 1.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2014

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		27,053
Total Available Capital		56,857
Less: non-allowable assets		
Security Deposit	(740)	
Net capital		56,117
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness $5,662):	$ 377	5,000
Excess net capital		$51,117
Excess net capital at 1000%*		$50,117

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 5,662
Percentage of aggregate indebtedness to net capital	10.09%

* 120% of $5,000 (deduct additional $1,000 from excess net capital)

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2014

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 56,857
Audit Adjustments (Security Deposit)	(740)
Net capital per audited report, December 31, 2014	$ 56,117

The $740 security deposit is a non-allowable asset, but the amount is not material and does not change the Net Capital computation/ratios in a material way. No other material differences existed between the unaudited and audited net capital computation.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

A.BRIDGE-REALVEST SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
A.BRIDGE-REALVEST SECURITIES CORP.

I have reviewed management's statements, included in the accompanying Exemption Report, in which A.Bridge-Realvest Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which A.Bridge-Realvest Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and A.Bridge-Realvest Securities Corp. stated that A.Bridge-Realvest Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. A.Bridge-Realvest Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.Bridge-Realvest Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015

A.BRIDGE-REALVEST SECURITIES CORPORATION

EXEMPTON REPORT
DECEMBER 31, 2014

A.Bridge-Realvest Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4), To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)
2. The Company met such exemption provide of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Gregg Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Senior Vice President
Dated: February 25, 2015

See independent auditor's report